Contact: Larry Schimmel of Mackenzie Partners LLC, +1-212-929-5500

FOR IMMEDIATE RELEASE
July 29, 2008

         ARROW FUNDS ANNOUNCE RESULTS OF TENDER OFFER FOR COMMON SHARES
                           IN W.P. STEWART & CO., LTD.

      New York, July 29 - Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd. (collectively, the "Arrow Funds") today announced that they had received tenders for a total of 17,176,082 common shares of W.P. Stewart & Co., Ltd. (NYSE:WPL). The Arrow Funds had offered to purchase up to 19,902,000 common shares in their offer. Accordingly, all shares validly tendered will be acquired in the offer. Upon acquisition of the 5,010,000 newly issued common shares to be acquired by the Arrow Funds from W.P. Stewart in accordance with the terms of the Investment Agreement between the Arrow Funds and W.P. Stewart, the Arrow Funds will hold approximately 40.1% of the then outstanding common shares of W.P. Stewart.